# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innoveren Scientific, Inc., CIK 0001591165
CUSIP: 404124307
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 151 W4TH ST, STE 223, CINCINNATI, Ohio (OH), 45202
Date of event which requires filing of this statement: 12/13/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002057819

## Reporting persons
- Hansen Schuyler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 697,268; sole dispositive power 0; shared dispositive power 697,268; aggregate amount beneficially owned 697,268 (7.7% of the class)
- FARRELL PATRICK F: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 697,268; sole dispositive power 0; shared dispositive power 697,268; aggregate amount beneficially owned 697,268 (7.7% of the class)

## Item 1. Issuer
Name of issuer: Innoveren Scientific, Inc.
Address of issuer's principal executive offices: 151 W4TH ST, STE 223, CINCINNATI, OHIO, 45202.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by Schuyler Hansen and Patrick Ferrell (the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of Mr. Hansen is 11601 Wilshire Boulevard, Suite 200, Los Angeles, CA 90025.

The address of Mr. Farrell is 437 Fifth Avenue, 11th Floor, New York, NY 10016.
Citizenship: Mr. Hansen and Mr. Farrell are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 697,268
Percent of class: 7.73%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 697,268
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 697,268

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Schuyler Hansen and Patrick Farrell

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hansen Schuyler: Schuyler Hansen, Individual (03/06/2025)
- FARRELL PATRICK F: Patrick F. Farrell, Individual (03/06/2025)